UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2018

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes     ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date January 16, 2018	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

INSIDE INFORMATION

OVERSEAS REGULATORY ANNOUNCEMENT ANNOUNCEMENT ON OPERATING DATA FOR DECEMBER 2017

This overseas regulatory announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance.

The Company and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

I.	OPERATING DATA

	Estimated amount completed in December 2017	Actual amount completed in December 2016	Year-on-year increase	Total estimated amount completed in January to December 2017	Total actual amount completed in January to December 2016	Year-on-year increase
Passenger Transportation Data
ASK (available seat – kilometres) (millions)	19,389.99	17,839.96	8.7%	225,967.49	206,249.27	9.6%
– Domestic routes	12,082.06	10,949.53	10.3%	141,061.31	129,459.68	9.0%
– International routes	6,791.88	6,415.57	5.9%	78,957.90	71,177.37	10.9%
– Regional routes	516.05	474.86	8.7%	5,948.29	5,612.22	6.0%

RPK (revenue passenger – kilometres) (millions)	15,401.63	14,069.42	9.5%	183,151.51	167,529.20	9.3%
– Domestic routes	9,741.41	8,675.56	12.3%	117,024.30	106,361.13	10.0%
– International routes	5,250.78	5,021.33	4.6%	61,368.94	56,821.42	8.0%
– Regional routes	409.44	372.53	9.9%	4,758.28	4,346.64	9.5%

Number of passengers carried (thousands)	9,212.87	8,293.03	11.1%	110,802.62	101,741.64	8.9%
– Domestic routes	7,660.59	6,821.06	12.3%	92,617.00	84,201.92	10.0%
– International routes	1,248.65	1,195.74	4.4%	14,671.67	14,323.71	2.4%
– Regional routes	303.63	276.23	9.9%	3,513.95	3,216.02	9.3%

	Estimated amount completed in December 2017	Actual amount completed in December 2016	Year-on-year increase		Total estimated amount completed in January to December 2017	Total actual amount completed in January to December 2016	Year-on-year increase
Passenger load factor (%)	79.43	78.86	0.57	pts	81.05	81.23	–0.17	pts
– Domestic routes	80.63	79.23	1.39	pts	82.96	82.16	0.80	pts
– International routes	77.31	78.27	–0.96	pts	77.72	79.83	–2.11	pts
– Regional routes	79.34	78.45	0.89	pts	79.99	77.45	2.54	pts

Freight Transportation Data AFTK (available freight tonne – kilometres) (millions)	641.44	553.03	16.0%		7,057.64	6,535.18	8.0%
– Domestic routes	222.52	188.84	17.8%		2,277.95	2,163.17	5.3%
– International routes	402.36	350.99	14.6%		4,592.06	4,224.47	8.7%
– Regional routes	16.56	13.21	25.3%		187.63	147.54	27.2%

RFTK (revenue freight tonne – kilometres) (millions)	233.85	218.29	7.1%		2,662.81	2,495.43	6.7%
– Domestic routes	84.89	89.03	–4.6%		895.56	927.40	–3.4%
– International routes	145.41	126.14	15.3%		1,722.52	1,530.17	12.6%
– Regional routes	3.54	3.12	13.4%		44.73	37.86	18.2%

Weight of freight carried (million kg)	86.42	86.21	0.2%		933.33	929.26	0.4%
– Domestic routes	62.98	65.22	–3.4%		647.92	668.64	–3.1%
– International routes	20.42	18.35	11.3%		247.85	228.59	8.4%
– Regional routes	3.02	2.64	14.3%		37.56	32.03	17.3%

Freight load factor (%)	36.46	39.47	–3.01	pts	37.73	38.18	–0.46	pts
– Domestic routes	38.15	47.14	–8.99	pts	39.31	42.87	–3.56	pts
– International routes	36.14	35.94	0.20	pts	37.51	36.22	1.29	pts
– Regional routes	21.39	23.64	–2.25	pts	23.84	25.66	–1.82	pts

Consolidated Data ATK (available tonne – kilometres) (millions)	2,386.54	2,158.63	10.6%		27,394.72	25,097.62	9.2%
– Domestic routes	1,309.91	1,174.29	11.5%		14,973.47	13,814.54	8.4%
– International routes	1,013.63	928.39	9.2%		11,698.27	10,630.43	10.0%
– Regional routes	63.00	55.94	12.6%		722.97	652.64	10.8%

RTK (revenue tonne – kilometres) (millions)	1,603.88	1,472.47	8.9%		18,853.19	17,333.11	8.8%
– Domestic routes	953.22	864.01	10.3%		11,251.08	10,362.29	8.6%
– International routes	610.83	572.28	6.7%		7,137.45	6,548.92	9.0%
– Regional routes	39.84	36.19	10.1%		464.65	421.89	10.1%

	Estimated amount completed in December 2017	Actual amount completed in December 2016	Year-on-year increase		Total estimated amount completed in January to December 2017	Total actual amount completed in January to December 2016	Year-on-year increase
Overall load factor (%)	67.21	68.21	–1.01	pts	68.82	69.06	–0.24	pts
– Domestic routes	72.77	73.58	–0.81	pts	75.14	75.01	0.13	pts
– International routes	60.26	61.64	–1.38	pts	61.01	61.61	–0.59	pts
– Regional routes	63.23	64.70	–1.47	pts	64.27	64.64	–0.37	pts

Notes:

1.	As China Eastern Airlines Corporation Limited (the “Company”) completed the disposal of the entire equity interest in Eastern Air Logistics Co., Ltd.* ( ) (“Eastern Logistics”) to Eastern Airlines Industry Investment Company Limited* ( ) (“Eastern Investment”, a wholly-owned subsidiary of China Eastern Air Holding Company Limited* ( ), the controlling shareholder of the Company) in early February 2017, the freight data and consolidated monthly data of the Company since February 2017 and subsequent months shall not include the freight data of all freighters, but only freight data of bellyhold space in passenger aircraft. The data for the corresponding period of last year shall no longer include the freight data of all freighters and shall be adjusted to comparable basis.

2.	Please refer to the latest annual report or interim report of the Company for the definitions of the indicators.

II.	FLEET STRUCTURE

In December 2017, the Company introduced 10 aircraft (two B737-800 aircraft, four B737- 8MAX aircraft, two A321 aircraft, one A320 aircraft and one A330-300 aircraft), and retired one aircraft (one B737-700 aircraft).

As the Company completed the disposal of the entire equity interest in Eastern Logistics to Eastern Investment in early February 2017, the fleet data of the Company shall no longer include the data of the freighters operated by China Cargo Airlines Co., Limited* ( ), a controlled subsidiary of Eastern Logistics. As at the end of December 2017, details of the fleet structure of aircraft of the Company are as follows:

(Units)

No.	Model	Self-owned	Under finance lease	Under operating lease	Sub-total
	Wide-body passenger aircraft	29	43	10	82
1	B777-300ER	9	11	0	20
2	B767	4	0	0	4
3	A330-200	15	15	3	33
4	A330-300	1	17	7	25

	Narrow-body passenger aircraft	218	192	135	545
5	B737-700	42	13	1	56
6	B737-800	46	62	84	192
7	A319	13	20	2	35
8	A320	79	52	48	179
9	A321	38	39	0	77
10	B737-8MAX	0	6	0	6
	Total	247	235	145	627

Note: The ten business aircraft held under trust of the Company were not included in the fleet.

III.	BRIEF EXPLANATION ON OPERATING DATA

In relation to passenger transportation, passenger transportation capacity (measured by available seat-kilometres) of the Company in December 2017 increased by 8.7% year-on-year, passenger traffic volume (measured by revenue passenger-kilometres) increased by 9.5% year- on-year, and passenger load factor increased by 0.57 percentage points to 79.43% year-on- year.

In relation to freight transportation, freight transportation capacity (measured by available freight tonne-kilometres) of the Company in December 2017 increased by 16% year-on-year. Freight traffic volume (measured by revenue freight tonne-kilometres) increased by 7.1% year-on-year, while freight load factor decreased by 3.01 percentage points to 36.46% year-on- year.

IV.	RISK ALERT

The board of directors of the Company hereby reminds investors that the operating data set forth above was compiled in accordance with the Company’s internal information which has not been audited and may be subject to adjustment. The operating data set forth above may differ from the data disclosed in any regular report for the relevant period. The Company reserves its rights to adjust the operating data based on audit findings and the actual situation. The monthly operating data disclosed by the Company only serves as preliminary and periodical data for investors’ reference. Investors are hereby reminded of the investment risks which may result from inappropriate reliance upon or utilization of the information above.

The data set forth above is published on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of The Stock Exchange of Hong Kong (www.hkex.com.hk) and the column “Investor Relations” on the website of the Company (www.ceair.com).

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Company Secretary

Shanghai, the People’s Republic of China

15 January 2018

*	for identification purpose only

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hongping (Independent non-executive Director).